Exhibit 12.1
EXIDE TECHNOLOGIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio of earnings to fixed charges data)

						Three Months Ended
	Fiscal Year Ended March 31,					June 30,
	2007	2008	2009	2010	2011	2011	2010
						(unaudited)	(unaudited)
Fixed Charges:

Interest expense (not including amortization of costs shown below	$88,158	$82,372	$69,585	$56,029	$58,412	$17,226	$13,957
Amortization of deferred financing costs	3,478	4,900	5,034	5,004	4,798	1,090	1,213
Amortization of original issue discount on notes	—	—	—	—	—	—	—
Interest capitalized	1,191	1,294	896	1,716	1,807	715	368
Estimated interest expense within rent expense	18,348	18,447	18,216	17,325	16,335	4,241	3,865

Total Fixed Charges	$111,175	$107,013	$93,731	$80,074	$81,352	$23,272	$19,403

Earnings:

Pre-tax income (loss) before minority interest and equity income and cumulative effect of change in accounting principle	$(100,470)	$44,008	$(37,498)	$(33,744)	$20,205	$(4,163)	$(14,806)

Add:
Fixed charges	111,175	107,013	93,731	80,074	81,352	23,272	19,403
Amortization of capitalized interest	352	545	675	882	1,110	327	258
Dividends from equity investments	—	—	—	—	—	—	—

Less:
Interest capitalized	1,191	1,294	896	1,716	1,807	715	368
Minority interest	882	1,544	1,041	477	369	(604)	38

Earnings	$8,984	$148,728	$54,971	$45,019	$100,491	$19,325	$4,449

Ratio of earnings to fixed charges	0.08	1.39	0.59	0.56	1.24	0.83	0.23

Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$102,191	$(41,715)	$38,760	$35,055	$(19,139)	$3,947	$14,954